Exhibit 99.1

Zhaopin Limited Reports Third Quarter of Fiscal Year 2017 Financial Results

BEIJING, May 22, 2017 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the third quarter ended March 31, 2017.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Third Quarter of Fiscal Year 2017 Financial Highlights

Percentage growth metrics refer to the third quarter of fiscal year 2017 (“Q3 FY17”) compared to the third quarter of fiscal year 2016 (“Q3 FY16”)

•	Total revenue increased by 30.3% to RMB492.8 million (US$71.6 million).

•	Online recruitment services revenue increased by 23.7% to RMB400.4 million (US$58.2 million).

•	Gross margin was 87.0%, compared with 91.1% in Q3 FY16.

•	Net income decreased by 24.0% to RMB46.9 million (US$6.8 million).

•	Excluding share-based compensation expenses, non-GAAP[2] net income decreased by 15.6% to RMB46.3 million (US$6.7 million).

•	Basic and diluted net income per ADS was RMB0.86 (US$0.12) and RMB0.84 (US$0.12), respectively.

•	Non-GAAP basic and diluted net income per ADS was RMB0.84 (US$0.12) and RMB0.82 (US$0.12), respectively.

“I am pleased to announce the third quarter result with total revenue growth of 30.3% compared with the same period of last year. Our online recruitment services revenue increased by 23.7% and the number of unique customers[3] grew by 20.4% to 424,382. Online revenue benefited from our post-Chinese New Year marketing campaign that was carefully planned based on our deep insights into the Chinese labor market demand.” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

“To support long-term growth in the highly competitive market while also facing macro uncertainties, we need to remain cautious and continue our reinvestment program in sales and marketing, product and R&D. We believe this strategy is compelling and the right approach to support Zhaopin’s market position as a leading career development platform in China,” concluded Mr. Evan Guo.

Third Quarter of Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue was RMB492.8 million (US$71.6 million) in Q3 FY17, representing an increase of 30.3% from RMB378.1 million in Q3 FY16.

Online recruitment services revenue for Q3 FY17 was RMB400.4 million (US$58.2 million), representing a 23.7% increase from RMB323.8 million for Q3 FY16. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 424,382 unique customers during Q3 FY17, representing a 20.4% increase compared with 352,379 unique customers served during Q3 FY16. The Company believes its strategic focus on continued geographic expansion and improvement in customer service contributed to the growth in the number of unique customers. Average revenue per unique customer (“ARPU”) increased slightly by 2.7% during Q3 FY17 compared with Q3 FY16. The slight increase in ARPU was primarily due to the introduction of new products and the cross-selling and up-selling of value-added services. This was partially offset by downward pressure on ARPU from the acquisition of new customers, who typically purchase lower-priced products at first. Zhaopin’s ARPU may vary quarter to quarter.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2017, the number of registered users as of March 31, 2017 and the number of unique customers for the three months ended March 31, 2017.

2 Non-GAAP results exclude share-based compensation and withholding income tax attributable to undistributed earnings from Zhaopin’s PRC subsidiaries generated prior to current period. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

3 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

Other services revenue for Q3 FY17 was RMB92.4 million (US$13.4 million), representing an increase of 70.1% from RMB54.3 million during Q3 FY16. The increase was primarily due to campus recruitment services, assessment services and other human resource related services, which delivered strong growth despite strong competition.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q3 FY17 was RMB425.1 million (US$61.8 million), representing an increase of 25.2% from RMB339.6 million for Q3 FY16.

Gross margin for Q3 FY17, as measured by gross profit as a percentage of net revenue, was 87.0%, compared to 91.1% for Q3 FY16. The decrease in gross margin was mainly due to lower gross margin of other services.

Operating Expenses

Operating expenses for Q3 FY17 were RMB373.4 million (US$54.2 million), representing an increase of 36.4% from RMB273.8 million for Q3 FY16.

•	Sales and marketing expenses for Q3 FY17 were RMB267.2 million (US$38.8 million), representing an increase of 27.1% from RMB210.3 million for Q3 FY16. The increase was primarily due to increases in sales headcount and compensation, and advertising expenses. As a percentage of net revenue, sales and marketing expenses decreased from 56.4% for Q3 FY16 to 54.7% for Q3 FY17, primarily as a result of strong growth in total revenue.

•	General and administrative expenses for Q3 FY17 were RMB106.2 million (US$15.4 million), representing a 67.1% increase from RMB63.6 million for Q3 FY16. The increase was primarily driven by increases in employee compensation expenses and professional services fees. A RMB0.6 million share-based compensation was reversed this quarter due to the related stock options were forfeited after the cessation of employment of certain employees. As a percentage of net revenue, general and administrative expenses increased from 17.0% for Q3 FY16 to 21.7% for Q3 FY17.

Income from Operations

Income from operations for Q3 FY17 was RMB51.7 million (US$7.5 million), representing a 21.4% decrease from RMB65.8 million for Q3 FY16. Operating margin, as measured by income from operations as a percentage of net revenue, was 10.6% in Q3 FY17, compared with 17.6% in Q3 FY16. In Q3 FY17, the Company reversed share-based compensation expenses, which offset operating expenses by RMB0.6 million (US$0.1 million), compared with the reversal of RMB6.9 million in share-based compensation expenses in Q3 FY16. Excluding share-based compensation expenses, non-GAAP income from operations for Q3 FY17 was RMB51.1 million (US$7.4 million), as compared with RMB58.9 million during Q3 FY16. Excluding share-based compensation expenses, operating margin would be 10.4% in Q3 FY17, compared with 15.8% in Q3 FY16.

Investment and Interest Income, net

Net investment and interest income for Q3 FY17 was RMB12.8 million (US$1.9 million), representing a 78.3% increase from RMB7.2 million for Q3 FY16. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in principal-protected wealth management products.

Other Income, net

Other income for Q3 FY17 was RMB0.1 million (US$0.02 million), stay flat with that for Q3 FY16.

Income tax expenses

Income tax expenses in Q3 FY17 was RMB17.7 million (US$2.6 million), representing a 57.1% increase compared with RMB11.2 million in Q3 FY16. The effective tax rate in Q3 FY17 was 27.3%, compared to 15.4% in Q3 FY16. The change in the effective tax rate was mainly due to the accrual of RMB7.3 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries in China, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain.

Net income

Net income for Q3 FY17 was RMB46.9 million (US$6.8 million), representing a 24.0% decrease from RMB61.8 million for Q3 FY16. The decrease was primarily due to the accrual of RMB7.3 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain.

Non-GAAP net income for Q3 FY17 was RMB46.3 million (US$6.7 million), a 15.6% decrease from RMB54.9 million for Q3 FY16.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q3 FY17 were RMB0.86 (US$0.12) and RMB0.84 (US$0.12), respectively, compared with basic and diluted net income per ADS of RMB1.12 and RMB1.08, respectively, for Q3 FY16.

Non-GAAP basic and diluted net income per ADS for Q3 FY17 were RMB0.84 (US$0.12) and RMB0.82 (US$0.12), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.00 and RMB0.96, respectively, for Q3 FY16.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of March 31, 2017, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,698.9 million (US$392.1 million), representing a 17.9% increase from RMB2,289.2 million as of June 30, 2016. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities.

Net cash flow generated from operating activities in Q3 FY17 amounted to RMB168.8 million (US$24.5 million), representing an increase of 66.9% from RMB101.1 million in the same period of last fiscal year. The strong growth in operating cash flow is mainly attributable to increased revenue collection from sales, which is partially offset by employee compensation payments, marketing expenditures and tax payments.

Nine Months Ended March 31, 2017 Unaudited Financial Results

Total revenue for the nine months ended March 31, 2017 was RMB1,427.9 million (US$207.5 million), representing an increase of 25.6% from RMB1,136.8 million for the same period in fiscal year 2016.

Online recruitment services revenue for the nine months ended March 31, 2017 was RMB1,175.7 million (US$170.8 million), representing a 22.9% increase from RMB956.8 million for the same period of fiscal year 2016.

Gross profit for the nine months ended March 31, 2017 was RMB1,240.6 million (US$180.2 million), representing an increase of 21.8% from RMB1,018.1 million for the same period in fiscal year 2016.

Income from operations for the nine months ended March 31, 2017 increased 5.6% to RMB222.9 million (US$32.4 million) from RMB211.2 million for the same period in fiscal year 2016.

Income tax expenses for the nine months ended March 31, 2017 increased 224.4% to RMB138.6 million (US$20.1 million) from RMB42.7 million for the same period in fiscal year 2016, mainly due to the accrual of RMB94.2 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain. RMB69.7 million of this withholding income tax is attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to the start of FY17.

Net income for the nine months ended March 31, 2017 was RMB122.9 million (US$17.9 million), representing a 36.7% decrease from RMB194.2 million for the same period in fiscal year 2016.

Non-GAAP net income for the nine months ended March 31, 2017 was RMB195.8 million (US$28.5 million), a 0.4% decrease from RMB196.7 million for the same period in fiscal year 2016.

Basic and diluted net income per ADS for the nine months ended March 31, 2017 were RMB2.24(US$0.32) and RMB2.16 (US$0.32) respectively, compared with basic and diluted net income per ADS of RMB3.56 and RMB3.40, respectively for the same period in fiscal year 2016.

Non-GAAP basic and diluted net income per ADS for the nine months ended March 31, 2017 were RMB3.54 (US$0.52) and RMB3.44 (US$0.50) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB3.60 and RMB3.44, respectively for the same period in fiscal year 2016.

Status of Going-private Transaction

On February 17, 2017, the Company announced that the Special Committee is in advanced discussions with a consortium led by the Company’s largest shareholder, SEEK International Investments Pty Ltd. (“SEEK International”), together with Hillhouse Capital Management, Ltd. (Hillhouse Capital Management”) and FV Investment Holdings, an affiliate of FountainVest Partners (“FV Investment,” together with SEEK International and Hillhouse Capital Management, the “Buyer Group”), regarding a potential transaction. Earlier this year, the Special Committee received a preliminary non-binding proposal from the consortium involving the acquisition of all outstanding shares of the Company not already owned by members of the consortium for $18.00 in cash per ADS, or $9 in cash per ordinary share, subject to certain conditions.

On April 6, 2017, the Company announced that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with SEEK International, and Zebra Mergerco, Ltd., a Cayman Islands exempted company incorporated by an affiliate of Hillhouse Capital Management, and FV Investment Holdings. Pursuant to the Merger Agreement, the Buyer Group will acquire all of the outstanding shares of the Company for cash consideration, that together with the amount of the Special Dividend (as discussed below) will equal US$9.10 per ordinary share of the Company (each, a "Share") and US$18.20 per ADS. The final amount of the Special Dividend will be determined by the Company's board of directors.

The closing of the merger is currently expected to occur during the second half of 2017, and is subject to customary closing conditions, including the approval by an affirmative vote of holders of the Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders, and the other closing conditions specified in the Merger Agreement.

The Company and certain other participants in the transactions will prepare and file with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Due to the potential pending going-private transaction, Zhaopin will not be providing an outlook statement.

Recent Development

In May 2017, the Company entered into a share purchase agreement with Zhonghe Group Inc. (“51 SheBao”) and some other parties thereto, to acquire a minority interest of the total issued and outstanding shares of 51 SheBao. The closing of the transaction is subject to certain conditions. This investment is expected to help the Company strengthen customer relations and expand its service offerings in the human capital value chain.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8832 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period. The Company believes that excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin’s management will host an earnings conference call on Monday, May 22, 2017 at 9:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/ Hong Kong Time on May 23, 2017).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Standard Time, May 29, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10106767

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2017, number of registered users as of March 31, 2017 and number of unique customers for the three months ended March 31, 2017. The Company’s over 135.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings4 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

4 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	323,807	400,440	58,176
Other services revenue	54,303	92,385	13,422
Total Revenue	378,110	492,825	71,598
Less: Business tax and surcharges	(5,210)	(4,160)	(604)
Net Revenue	372,900	488,665	70,994
Cost of services	(33,290)	(63,591)	(9,239)
Gross profit	339,610	425,074	61,755
Operating expenses:
Sales and marketing expenses	(210,263)	(267,158)	(38,813)
General and administrative expenses	(63,557)	(106,225)	(15,433)
Total operating expenses	(273,820)	(373,383)	(54,246)
Income from operations	65,790	51,691	7,509
Other (expenses)/income:
Foreign currency exchange loss	(15)	(8)	(1)
Investment and interest income, net	7,188	12,815	1,862
Other income, net	77	109	16
Income before income tax expenses	73,040	64,607	9,386
Income tax expenses	(11,243)	(17,660)	(2,566)
Net income	61,797	46,947	6,820
Less: Net (income)/loss attributable to the non-controlling interest shareholders	(36)	955	139
Net income attributable to Zhaopin Limited’s shareholders	61,761	47,902	6,959

Net income per share:
-Basic	0.56	0.43	0.06
-Diluted	0.54	0.42	0.06
Net income per ADS:
-Basic	1.12	0.86	0.12
-Diluted	1.08	0.84	0.12
Weighted average number of shares used in computing net income per share:
-Basic	109,565,681	111,410,386	111,410,386
-Diluted	114,085,918	115,032,006	115,032,006

Comprehensive income:
Net income	61,797	46,947	6,820
Foreign currency translation adjustment, net of tax	(1,476)	(1,436)	(209)
Total comprehensive income	60,321	45,511	6,611

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Nine months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	956,790	1,175,682	170,804
Other services revenue	179,960	252,240	36,646
Total Revenue	1,136,750	1,427,922	207,450
Less: Business tax and surcharges	(15,621)	(12,089)	(1,756)
Net Revenue	1,121,129	1,415,833	205,694
Cost of services	(102,991)	(175,260)	(25,462)
Gross profit	1,018,138	1,240,573	180,232
Operating expenses:
Sales and marketing expenses	(582,552)	(721,219)	(104,780)
General and administrative expenses	(224,414)	(296,440)	(43,067)
Total operating expenses	(806,966)	(1,017,659)	(147,847)
Income from operations	211,172	222,914	32,385
Other income/ (expenses):
Foreign currency exchange gain/(loss)	47	(5)	(1)
Investment and interest income, net	20,467	32,667	4,746
Other income, net	5,241	5,942	863
Income before income tax expenses	236,927	261,518	37,993
Income tax expenses	(42,739)	(138,628)	(20,140)
Net income	194,188	122,890	17,853
Less: Net (income)/loss attributable to the non-controlling interest shareholders	(404)	1,426	207
Net income attributable to Zhaopin Limited’s shareholders	193,784	124,316	18,060

Net income per share:
-Basic	1.78	1.12	0.16
-Diluted	1.70	1.08	0.16
Net income per ADS:
-Basic	3.56	2.24	0.32
-Diluted	3.40	2.16	0.32
Weighted average number of shares used in computing net income per share:
-Basic	109,013,863	111,227,608	111,227,608
-Diluted	114,012,394	114,885,668	114,885,668

Comprehensive income:
Net income	194,188	122,890	17,853
Foreign currency translation adjustment, net of tax	12,949	10,565	1,535
Total comprehensive income	207,137	133,455	19,388

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of March 31
(Amounts in thousands, except for number of shares)	2016	2017	2017
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,725,464	2,128,332	309,207
Time deposits and restricted time deposits	563,741	434,540	63,131
Short-term investment	-	32,000	4,649
Accounts receivable, net	21,949	47,980	6,971
Amounts due from a related party	437	-	-
Prepayments and other current assets	117,369	120,034	17,438
Deferred tax assets	27,055	40,608	5,900
Total current assets	2,456,015	2,803,494	407,296
Non-current assets:
Restricted time deposits	-	136,018	19,761
Property and equipment, net	50,839	50,887	7,393
Intangible assets, net	19,865	24,586	3,572
Goodwill	64,827	85,011	12,351
Other non-current assets	4,127	4,119	598
Deferred tax assets	2,917	3,183	462
Total non-current assets	142,575	303,804	44,137
TOTAL ASSETS	2,598,590	3,107,298	451,433
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	172,411	55,194	8,019
Amount due to related party	-	93	14
Accounts payable	8,460	21,036	3,056
Deferred revenue	708,359	809,476	117,602
Salaries and welfare payable	124,031	145,118	21,083
Taxes payable	70,563	90,121	13,093
Accrued expense and other current liabilities	100,110	181,792	26,411
Total current liabilities	1,183,934	1,302,830	189,278
Non-current liabilities:
Deferred revenue	4,293	4,573	664
Long-term bank loans	-	122,981	17,867
Deferred tax liabilities	19,511	118,237	17,178
Total liabilities	1,207,738	1,548,621	224,987
Shareholders' equity:
Ordinary shares	7,485	7,526	1,093
Additional paid-in capital	1,546,833	1,563,289	227,117
Statutory reserves	10,769	8,280	1,203
Accumulated other comprehensive income	16,565	27,130	3,941
Accumulated deficit	(202,718)	(75,913)	(11,029)
Non-controlling interests	11,918	28,365	4,121
Total shareholders' equity	1,390,852	1,558,677	226,446
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,598,590	3,107,298	451,433

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	73,040	64,607	9,386
Less: reversal of share-based compensation expenses	(6,908)	(626)	(91)
Non-GAAP income before income tax expenses	66,132	63,981	9,295
GAAP income tax expenses	(11,243)	(17,660)	(2,566)
Add back: Tax impact of share-based compensation expenses	-
Non-GAAP income tax expenses	(11,243)	(17,660)	(2,566)
Non-GAAP net income	54,889	46,321	6,729
Less: Net (income)/loss attributable to the non-controlling interest	(36)	955	139
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	54,853	47,276	6,868
Net income per share:
-Basic	0.56	0.43	0.06
-Diluted	0.54	0.42	0.06
Add: Non-GAAP adjustments to net income per share
-Basic	(0.06)	(0.01)	-
-Diluted	(0.06)	(0.01)	-
Non-GAAP net income per share
-Basic	0.50	0.42	0.06
-Diluted	0.48	0.41	0.06
Non-GAAP net income per ADS
-Basic	1.00	0.84	0.12
-Diluted	0.96	0.82	0.12
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	109,565,681	111,410,386	111,410,386
-Diluted	114,085,918	115,032,006	115,032,006

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

	For the Nine Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	236,927	261,518	37,993
Add back: share-based compensation expenses	2,503	3,273	475
Non-GAAP income before income tax expenses	239,430	264,791	38,468
GAAP income tax expenses	(42,739)	(138,628)	(20,140)
Add back: Tax impact of share-based compensation expenses	-	-	-
Add back: withholding income tax expense attributable to undistributed profit prior to the start of FY17	-	69,678	10,123
Non-GAAP income tax expenses	(42,739)	(68,950)	(10,017)
Non-GAAP net income	196,691	195,841	28,451
Less: Net (income)/loss attributable to the non-controlling interest	(404)	1,426	207
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	196,287	197,267	28,658
Net income per share:
-Basic	1.78	1.12	0.16
-Diluted	1.70	1.08	0.16
Add: Non-GAAP adjustments to net income per share
-Basic	0.02	0.65	0.10
-Diluted	0.02	0.64	0.09
Non-GAAP net income per share
-Basic	1.80	1.77	0.26
-Diluted	1.72	1.72	0.25
Non-GAAP net income per ADS
-Basic	3.60	3.54	0.52
-Diluted	3.44	3.44	0.50
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	109,013,863	111,227,608	111,227,608
-Diluted	114,012,394	114,885,668	114,885,668

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com